STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (“Agreement”) is made and entered into this 29th day of May, 2003 by and between MAG Silver Corp., a company incorporated under the Company Act (British Columbia) (hereinafter “Buyer”) and Strategic Investments Resources Ltd., a British Virgin Islands corporation (hereinafter “Seller”).

RECITALS

A.  Seller owns and controls one hundred percent (100%) of the issued and outstanding capital stock of Lexington Capital Group Inc., a British Virgin Islands corporation (hereinafter the “Company”);

B.  Buyer desires to purchase 100% of the issued and outstanding capital stock of the Company (hereinafter the “Stock”);

C.  Seller desires to sell the Stock in accordance with the terms and conditions of this Agreement;

NOW THEREFORE, in reliance upon and in consideration of the representations and warranties made herein and to be made at Closing (as defined below), and for other good and valuable consideration, including the mutual promises and covenants contained herein, the sufficiency of which is hereby acknowledged, the parties agree as follows:

ARTICLE I

A.

Agreement to Sell and Purchase the Stock.   Upon the terms and subject to the conditions set forth in this Agreement, at the Closing provided for in Article III hereof (the “Closing”), Seller agrees to sell, transfer and assign the Stock to Buyer, and Buyer agrees to purchase and accept the Stock from Seller.

B.

Delivery of Certificates.   At the Closing, Seller shall deliver to Buyer a certificate or certificates representing the Stock being sold by Seller pursuant to Article I.A and all such certificates shall be duly endorsed for transfer to Buyer or accompanied by appropriate stock powers duly executed.

C.

Delivery of Purchase Price.  At the Closing, Buyer shall pay to Seller the Purchase Price described in Article II.

ARTICLE II

A.

Purchase Price.  The Purchase Price shall be US$250,000 plus 200,000 shares of common stock of MAG Silver Corp.

B.

Method of Payment.  The cash portion of the Purchase Price shall be paid by cashier’s check or certified check or in immediately available funds or by wire transfer, as instructed by Seller.  The stock portion of the Purchase Price shall be paid by stock certificate duly issued in the name of Seller and delivered at Closing bearing such legends as may be required by applicable laws and regulatory authorities.

ARTICLE III

The Closing of the transactions provided for above shall take place in Vancouver, British Columbia, Canada at such place as directed by Buyer on or before July 31, 2003, or as otherwise agreed (the “Closing Time”).

A.

At or prior to the Closing, Seller shall deliver to Buyer the following, all fully executed and acknowledged by Seller:

1.  The stock certificate or certificates and the stock powers referred to in Article I.B.;

2.  A stock certificate representing the Stock registered in the name of Buyer;

3.  A certificate of representations and warranties as described in Article IV below and including similar representations and warranties in respect of each of the affiliates of the Company;

4.  Written resignations of all directors and officers of the Company and all of its affiliates and the appointment of nominees of Buyer in their places.

5.  A legal opinion regarding the capital structure and ownership of the Company and its affiliates, and their respective assets.

B.

At Closing, Buyer will deliver the cash and shares of Buyer in the form as described in Article II above.

ARTICLE IV

A.

Conditions Precedent to Buyer’s Obligation to Close.  The obligation of Buyer to proceed with the purchase of the Stock shall be conditioned on: (i) completion of Buyer's due diligence with results satisfactory to Buyer, (ii) the receipt by Buyer of any approval, acceptance, authorization or item required by Canadian or British Virgin Islands law or by the TSX Venture Exchange to proceed to close the transactions as contemplated by this Agreement, (iii) the exchange of all documents described in Article III, and (iv) on the following representations and warranties of the Seller being true and accurate as at the Closing:

1.

The Company was and remains duly incorporated under the laws of the British Virgin Islands and is in good standing thereunder;

2.

The authorized share capital of the Company consists of 5,000 common shares with a  par value of US$1.00 per share, and no other classes, of which 50 common shares (the "Stock") are issued and outstanding;

3.

the Stock is validly issued and outstanding as fully paid and non-assessable common shares of the Company registered in the names of, and beneficially owned by, the Seller, free and clear of all voting restrictions, trade restrictions, liens, charges or encumbrances of any kind whatsoever;

4.

there are no shares, stock options, stock option plans, employee share ownership plans, warrants, convertible notes or debentures, agreements, documents, instruments or other writings of any kind whatsoever which constitute a "security" (collectively, a "Security") of the Company or any of its affiliates and, except as is provided for by operation of this Agreement, there are no options, shareholder or other agreements, rights of first refusal, shotgun provisions, piggy-back rights or other rights of any kind whatsoever to acquire all or any of the Stock or shares of any of the Company's affiliates or any interest in them or which in any way encumber all or any of the Stock or all or any of the shares of any affiliate of the Company;

5.

the Company is the registered and beneficial owner of all of the properties and assets (collectively the "Assets") listed on Exhibit A to this Agreement, and such Assets represent all of the property and assets of any kind whatsoever used by the Company and which are necessary or useful in the conduct of its Business;

6.

the Company has good and marketable title to the Assets free and clear of all liens, charges and encumbrances of any kind whatsoever;

7.

the unaudited financial statements of the Company and its affiliates as at May 31, 2003 (collectively, the "Financial Statements"), copies of which appear as Exhibit B to this Agreement, are true and correct in every material respect and present fairly and accurately the financial position and results of the operations of the Company for the periods then ended and the Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis;

8.

there are no material liabilities of the Company or any of its affiliates, whether direct, indirect, absolute, contingent or otherwise, which are not disclosed or reflected in the Financial Statements; and

9.

there are no outstanding actions, litigation, arbitration proceedings, suits, judgments, investigations enforcement of security proceedings, bankruptcy, insolvency or receivership proceedings or other proceedings of any kind whatsoever including, without limitation, wrongful dismissal claims against or affecting the Company or any of its affiliates at law or in equity or before or by any person or entity or any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever nor are there, to the best of their knowledge, any pending or threatened.

ARTICLE V

MISCELLANEOUS PROVISIONS

A.

This Agreement shall be governed in accordance with the laws of British Columbia.

B.

This Agreement, together with any item to be delivered at Closing, shall constitute the entire agreement between the parties with respect to the subject matter hereof.

C.

Notices shall be in writing and shall be deemed duly given if delivered by hand or deposited in registered, return receipt requested mail, to the following addresses:

If to Buyer:

MAG Silver Corp.

800-409 Granville Street

Vancouver, B.C. V6C 1T2

Attn:  President

If to Seller:

Strategic Investments Resources Ltd.

Jardine House

4th Floor

33 – 35 Reid Street

P.O. Box HM LX

Bermuda

Attention: Alastair Macdonald

D.

The parties shall cooperate in the obtaining of any consents necessary to effect the transactions contemplated herein, and shall deliver or execute such additional documents and further assurances as may be reasonable in order to complete the transactions contemplated in this Agreement.

E.

This Agreement may be executed in as many counterparts as may be necessary and by facsimile and each such facsimile or counterpart so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution shall be deemed to bear the date as set out on the first page of this Agreement.

IN WITNESS WHEREOF, THE PARTIES HAVE EXECUTED THIS Agreement as of the day and year first written above.

MAG SILVER CORP.

STRATEGIC INVESTMENTS

RESOURCES LTD.

BY________________________

______________________________ ITS_______________________

EXHIBIT A

DESCRIPTION OF ASSETS

DESCRIPTION OF THE BUSINESS – JUANICIPIO

The disclosure in this section has been extracted from a November 19, 2002 report entitled "The Geology and Exploration Potential of the Juanicipio Property, Fresnillo District, Zacatecas, Mexico" prepared for the Company by Clancy J. Wendt ("Wendt"), P.G., of Pincock, Allen and Holt, of Lakewood, Colorado (the "Juanicipio Report"). A copy of the Juanicipio Report may be inspected at the office of counsel for the Company, Catalyst Corporate Finance Lawyers, at Suite 1400, 1055 West Hastings Street, Vancouver, British Columbia, during normal business hours while the distribution of the securities offered hereunder is in progress and for a period of 30 days thereafter.

STATE OF ZACATECAS
MELCHOR OCAMPO
MAZAPIL
CONCEPCION DEL ORO
EL SALVADOR
EDO DE NUEVO LEON
MIGUEL AUZA
JUAN ALDAMA
NIEVES
RIO GRANDE
SOMBRERETE
CAÑITAS DE FELIPE PESCADOR
SAIN ALTO
CHALCHIHUITES
VILLA DE COS
JIMENEZ DEL TEUL
FRESNILLO
JUANICIPIO PROJECT
ESTADO SAN LUIS POTOSI
VICTOR ROSALES
MORELOS
PANUCO
VETAGRANDE
VALPARAISO
ZACATECAS
SUSTICACAN
JEREZ DE GARCIA SALINAS
TEPETONGO
GENARO CODINA
LUIS MOYA
VILLA GONZALEZ ORTEGA
VILLANUEVA
LORETO
PINOS
MONTE ESCOBEDO
G. PANFILO NATERA
VILLA GARCIA
S. JOAQUIN AMARO
TABASCO
ATOLINGA
BENITO JUAREZ
APOZOL
APULCO
GONZALEZ ORTEGA
NOCHISTLAN
MOYAHUA DE ESTRADA
N
EXPLANATION
RAILROAD
INTERNATIONAL HIGHWAY
STATE AND FEDERAL HIGHWAY
STATE CAPITAL
MUNICIPAL SEAT
MEXICO

PINCOCK ALLEN & HOLT
274 Union Blvd., Suite 200
Lakewood, CO 80228

Juanicipio Project

Zacatecas, Mexico

LOCATION MAP
MEXICO & ZACATECAS

Figure 1 | Date: November 2002

0 100 200 300
KILOMETERS

1.1

Property Description and Location

The Juanicipio Property (the "Juanicipio Property" or "Juanicipio") is a single exploration claim, as defined by Mexican mining law, lying in central Zacatecas State, approximately 6 kilometres (km.) west of the city of Fresnillo and the Fresnillo Mine of Industrias Peñoles S.A., currently the world's largest silver mine. The Juanicipio is an evaluation of the magnitude of the Fresnillo system, seeking a continuation of the high-grade silver veins beyond the current mining area. The geology, structure, geochemistry and geophysics at Juanicipio are similar to Fresnillo.

The Juanicipio Property originally covered more than 28,000 ha. of ground and occupied most of the Sierra Valdecañas, a 13 km. by 30 km. long mountain range that lies immediately west of Fresnillo.  The Juanicipio Property is located in the northeastern part of the range.

Claim Name	Claim Type	Application Number	Title Number	Issue Date	Expiration Date	Size (ha.)
Juanicipio I Superceded by Reduccion Juanicipio I	Exploration	17071	209790	Aug. 9/99	Aug. 8/05	28,103.98
Reduccion – Juanicipio I	Exploration	17071	218942	Mar 3/03	Aug. 8/05	7,679.12

On September 23, 2002, after consultation with and agreement from Sutti, Lagartos reduced the Juanicipio I claim to approximately 8,000 hectares covering the northeast portion of the original claim where Minera Sunshine’s exploration efforts were focused.  The Mexican General Department of Mines accepted the reduction and the title for the reduced claim, in the name of Minera Lagartos S.A. de C.V., was granted on March 3, 2003. This claim, Reduccion Juanicipio I, supercedes Juanicipio I, but still has the same expiration date. Lagartos has the obligation to return title to Sutti on his request should the option be terminated.

The Juanicipio Property is current with respect to both tax and "comprobaciones de obra" (annual work expenditures required under Mexican mining law) to the end of 2002.  To maintain the Juanicipio Property in good standing to the end of 2003, C$14,000 of taxes must be paid and C$954,500 of work must be incurred on the Juanicipio Property, respectively.

The Ejidos of Valdecañas and Saucito de Poleo hold surface ownership in the area of proposed drilling on the Juanicipio Property.  Private individuals own land flanking the area of major interest to the south.  The Ejidos have granted written permission to drill.  The only known potential cultural liabilities in the area are rock shelters along Linares Canyon that are decorated with prehistoric cave paintings.  There seems to be no formal status or protection for them and most have already been heavily vandalized.  Documenting their condition before building roads or drilling would be prudent, in the opinion of Wendt.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The city of Fresnillo lies on the western edge of the Mexican Altiplano or “Mesa Central”.  The Altiplano is that portion of central northern Mexico lying north of the Trans-Mexico Volcanic Belt, between the Sierra Madre Oriental and Sierra Madre Occidental.  This includes portions of the states of Guanajuato, Queretaro, Hidalgo, San Luis Potosi, Aguascalientes, Zacatecas, and Durango.

The region is characterized by broad plains, with mean elevations above 1,700 metres (m.), punctuated by mountain ranges rising to over 3,000 m.  Vegetation is dominated by sparse thorny plants and cacti at low elevations giving way upwards to patchy oak forest.   The climate is warm and arid, with an average temperature of 21.5 oC (range of 0 to 45 oC) and a median precipitation of <1,000 millimetres (mm.) per year.  There is virtually no surface water available at any time, but water for exploration (drilling) is readily available from agricultural wells in the area.  Water is abundant at depth and water rights for mine development should be part of the mineral rights.

The project area covers the northeastern third of the Sierra Valdecañas, a roughly N-S trending mountain range 25 km. long and up to 13 km. wide.  The area lies 6 kilometres west of Cerro Proaño, a prominent hill on the outskirts of Fresnillo City.  Fresnillo City has approximately 75,000 inhabitants and supplies and lodging are readily available there. A substantial pool of mining professionals and miners are located in the Fresnillo area due to the presence of the several large mines.  Zacatecas City, with a population of over 1,000,000 and the state capital, lies 55 km. away and is a major commercial, industrial and mining centre.  Fresnillo is readily accessed from the cities of Zacatecas (55 km.), Durango (240 km.), or Torreon (350 km.) by Mexico Highway 45.  Zacatecas International Airport receives numerous daily flights from the United States and other parts of Mexico.  Driving time from Zacatecas International Airport to Juanicipio Property is about 40 minutes.   Analytical preparation facilities belonging to ALS-Chemex are located in Guadalajara, about 350 km. away, with samples being flown to Vancouver, British Columbia for analysis.  Intermittently, Chemex operates a sample drop facility in Zacatecas.

Elevation of the Project ranges from 2,200 m. in the centre of the Fresnillo District to 2,350 m. on the fringes of the Juanicipio Property, to almost 2,900 m. at the top of Cerro Altamira, the highest peak within Sierra Valdecañas.

Terrain in the Sierra Valdecañas is rugged, with deep canyons incised into the tertiary volcanic rocks.  The central part is characterized by peaks that rise 250 – 400 m. above the canyons that cut them.  The northern fringes, covered by the Juanicipio Property, are characterized by a broad mesa cut by 100 m. deep canyons.  The Project area is very sparsely populated, but people in the scattered villages and Ejidos around the edges are generally supportive of potential mining employment.

Paved highways on the eastern, northern and western sides surround the Sierra Valdecañas, with a good-quality unpaved road linking the paved roads across the southern end of the range.  This southern road is in the process of being paved.  Despite the ruggedness of the central part of the Sierra Valdecañas, access to the northeastern area, where the Juanicipio Property is located, is good.  A high quality dirt road runs about 1.5 km. up the Linares Canyon from the village of Presa Linares.  This provides access to the extreme northeastern corner of the Juanicipio Property.  A separate road proceeds from Fresnillo to the village of Valdecañas, and from there to a pass that allows access to Linares Canyon, some 4 km. south of the village of Presa Linares.  Despite this road access, principal access to the bulk of the area of maximum interest is by foot.  One major drill target should be accessible from existing roads; others will require road building up Linares Canyon.  The routes for these roads have already been approved by the Mexican environmental agency.

Adjacent Properties

The Juanicipio Property is adjoined on the north and east by a continuous property package covering the Fresnillo District and alluvium mantled surroundings.  It is adjoined on the south and southwest by the abandoned portions of the original Juanicipio Property.  Juanicipio is also adjoined to the northwest by a claim that covers the Cesantoni Kaolinite Mine and the manganese mines that lie to the immediate south of it.  There is also a large regional claim, of uncertain status, that lies to the northwest of these claims.

There is currently no free ground adjoining Juanicipio.

History

The Juanicipio Property was originally titled to Juan Antonio Rosales of Zacatecas on August 9, 1999.  The Juanicipio Property was sold by Juan Antonio Rosales of Zacatecas to Sutti, who optioned the property on October 6, 1999 to Minera Sunshine de Mexico S.A. de C.V. ("Sunshine"), the Mexican subsidiary of Sunshine Mining Company of Kellogg, Idaho, USA.  This option was terminated in late 2001 and ownership returned to Sutti.  On July 18, 2002, Sutti granted to Lagartos an option in respect of the Juanicipio Property.

The area has seen sporadic, small-scale prospecting by unknown individuals over the last several hundred years, but has seen no production.  Sunshine performed the only known systematic exploration of Juanicipio, which occurred between 1999 and 2001.

Sunshine contracted IMDEX Inc./Cascabel to undertake a two-stage geologic and geophysical evaluation of the Juanicipio Property.  Primary efforts were focused on:

1.

Determining the overall geology of the Sierra Valdecañas, with emphasis on mapping general distribution of volcanic rocks, structural fabric, and mineralization centres for more detailed exploration.  This was accomplished via Landsat image analysis, 1:40,000 B&W air-photo analysis, and 1:50,000 scale reconnaissance geologic mapping.  Preliminary dump and rock-chip sampling accompanied this work.

2.

Examining areas of alteration and mineralization, highlighted through Stage 1 work that might be indicative of the presence of Fresnillo-style high-grade Ag mineralization within Juanicipio.  This was accomplished via 1:5,000 geologic mapping, Landsat image analysis, NSAMT geophysics, outcrop geochemistry, and comparing the combined results with data from published studies of the Fresnillo District.  This work was focused on the extreme northeast corner of the Sierra Valdecañas because of the strength of alteration, structural continuity and proximity to Fresnillo.  Additional mineralized areas were found at Santa Rosa in the southwest corner of the range, near the Cesantoni Kaolinite pit in the northwest corner of Juanicipio, and near the Piedras Kaolinite Mine adjoining the east-central part of Juanicipio.  These areas were judged to have limited exploration potential.  However, all but Santa Rosa are encompassed within the reduced Juanicipio Property.

The goal of the detailed work was to locate initial drilling targets and identify ground that could be eliminated from further exploration.  Sunshine obtained drilling permits from SEMARNAT (Secretaria de Medio Ambiente and Recursos Naturales or Secretary of the Environment and Natural Resources) for an initial 6-hole program in the northeastern corner of the Juanicipio, but it went bankrupt before drilling the holes.  Sunshine did not follow through on recommendations to abandon the low potential parts of the Juanicipio, but Lagartos did shortly after being granted the Juanicipio Option.

The following table sets out a summary of the work performed on the Juanicipio Property:

Year	Party	Work accomplished
1999	Juan Antonio Rosales	Staked Juanicipio Property
2000	Sunshine	Reconnaissance Work
2001	Sunshine	1:50,000 scale Mapping of Sierra Valdecañas
2001	Sunshine	1:5,000 scale Mapping of Sierra Valdecañas
2001	Sunshine	Zonge Engineering NSAMT Survey
2001	Sunshine	Drilling Permit Granted
2002	Lagartos	Refiling of Drilling Permit

Geological Setting

Regional Geology

The Juanicipio lies in the central western part of the Mexican Altiplano.  The Altiplano is underlain by Paleozoic or older continental crust on the east and overthrust/accreted pre-middle Mesozoic oceanic volcanic materials on the west.  These are overlapped by limestone and shale dominant Jurassic-Cretaceous basinal sedimentary sequences that grade into marine volcanic rocks on the west.  These Cretaceous marine volcanic rocks contain the San Nicolas VMS deposit and the Francisco I. Madero Sedex deposit.  Juanicipio lies in an area where calcareous shales and graywackes are interbedded with the marine volcanic rocks, indicating deposition in the extreme western part of the basin.

The roughly SSW-NNE-directed compressional Laramide Orogeny deformed the Mesozoic sediments of northern Mexico into the sinuous Mexican Thrust Belt and many of the region's ore deposits have structural grains parallel to the axis of the belt.  Laramide deformation throughout the Altiplano is thin-skinned and characterized by broad to tight folding and overthrusting with strongly disharmonic behaviour between the massive limestone and shale dominated portions of the Mesozoic sequence.

Erosion that began during the Laramide Orogeny stripped off much of the upper Cretaceous sediments in the Altiplano and carved deep valleys into the underlying Mesozoic sediments.  The Tertiary deposits of the Altiplano are overwhelmingly composed of volcanic and volcaniclastic rocks of both the “lower volcanic complex” and “upper volcanic supergroup” of the Sierra Madre magmatic arc.  In the Altiplano, the lower volcanic complex consists principally of mixed limestone-volcanic conglomerates and andesitic to rhyolitic tuffs and ash-flow tuffs spanning the age from late Cretaceous to about 45 mega annums (or million years) ("Ma.").  The upper volcanic supergroup spans the interval from 45 to 25 Ma., and is composed dominantly of rhyolite ash-flow tuffs and flows erupted from caldera complexes.  An unconformity surface can be identified between these two groups in many areas.  Numerous intrusion systems are present which largely match the upper volcanic supergroup in age and composition, including most of ore deposits of the region.

Regional NE-SW-directed extension began around 30 Ma. as subduction slowed and ceased along the western coast of Mexico and the overriding continental plate relaxed.  This mild extension was oriented parallel to the earlier Laramide compression and was accompanied by significant strike-slip movement.  This event may have caused re-opening of both deep basement flows and shallow-level structures allowing magmas and/or ore fluids to migrate along them.  Extension accelerated during the late Miocene to create the broad range and valley geography seen today.  The Recent is characterized by widespread alluvial deposits that fill the valleys.  These deposits are capped by exceptionally well-developed calcrete throughout most of the Altiplano.

District Geology

The Fresnillo District stratigraphic section consists of the lower Cretaceous Proaño Group, composed of at least three formations.  Uncertainty arises because inferred thrust faulting may have duplicated certain units, or put units with no depositional relationship into structural juxtaposition.  The oldest formation in the group is the lower Cretaceous Valdecañas formation (Fm.) (also known as the "Lower graywacke"), composed of calcareous graywacke with interbedded shales and limestones.  This is overlain by an unnamed calcareous shale, in turn overlain by the Plateros Fm. (also known as the "Upper graywacke") composed of calcareous graywacke with interbedded shales.  The Albian-Aptian Fortuna Fm. and Cerro Gordo Fm. limestones overlie the Proaño Group.  These are correlated regionally with the well-known Cuesta del Cura formation.  The limestones are unconformably overlain (perhaps in overthrust contact) by the Chilitos Fm., composed of marine andesitic volcaniclastic sediments, andesite tuffs and flows, and mafic intrusive bodies.  The section is capped by the Tertiary Fresnillo formation, which consists of basal conglomerates and volcaniclastics and overlying 38.3 Ma. rhyolite ash-flow tuffs.  Everything older than the Fresnillo Fm. is intruded by andesite dikes and a 32.4 Ma. quartz-monzonite porphyry.

The pre-Tertiary section has been folded, tilted (N55W, 30SW) and complexly thrusted, largely during the Laramide Orogeny, but there is evidence for pre-Laramide deformation as well.  Post-Laramide deformation is dominated by Fresnillo's position in the centre of a NW-trending dextral strike-slip fault zone.  This complex shear has created a series of NE, NW and nearly E-W extensional and transpressional faults, many of which are locally occupied by major veins and mineralization.  Post-mineral movement is dominated by NE-SW to N-S oriented extension that has broken the region into a series of roughly parallel NW-SE-trending horst and graben blocks.

Juanicipio Geology

Stratigraphy

The stratigraphy of the Juanicipio area is very similar to that of the adjacent Fresnillo District.

The following table is a schematic stratigraphic section for the Fresnillo District and Juanicipio Area.

Group Name	Formation Name	Local Name	Age	Thickness in meters	Lithotype	Mineralization or Alteration
			Recent	0-250	Alluvium	None
		Basalt	upper Tertiary	100	Olivine Basalt	None
		Altamira Volcanics	Mid-Tertiary (<29 Ma.)	400	Conglomerate, Rhyolite Welded Ash-Flow Tuffs, Volarenites	None
		Quartz Monzonite	Mid-Tertiary (32.4 Ma.)		Quartz Monzonite	Mineralized skarn and argillic alteration
	Fresnillo	Linares Volcanics	Mid-Tertiary (>29 Ma.)	400	Conglomerate, Rhyolite Welded Ash-Flow Tuffs, Flow Domes, Volarenites	Veins, Kaolinite, Alunite, Silicification
	Chilitos		L. Cretaceous	200	Marine Volcanics, Volcaniclastics and Intrusions	Veins, VMS, SEDEX
	Cuesta del Cura Formation	Cerro Gordo	L. Cretaceous	300	Limestone	Replacements and Veins
		Fortuna	L. Cretaceous	300	Limestone	Replacements and Veins
PROAÑO GROUP	Plateros Formation	Upper Graywacke	L. Cretaceous	250	Calcareous Greywacke and Shale	Veins
		Shale	L. Cretaceous	50	Calcareous Shale	Veins and Replacements
	Valdecañas	Lower Graywacke	L. Cretaceous	700	Graywacke	Veins

Mesozoic Rocks

The (apparently) oldest rocks seen to date at Juanicipio are fragments of graywacke seen on dumps in the Cerro Colorado area.  These appear similar to the upper Jurassic-Lower Cretaceous upper Valdecañas Graywackes of the Proaño Group seen in the main portion of the Fresnillo District.

The next oldest rocks are thinly bedded calcareous shales (lower) and andesitic volcaniclastic rocks (upper) of the lower Cretaceous Chilitos Formation.  These are moderately to strongly folded and sheared.  Overall, they strike north 20o to 50o east and dip 25 to 30o to the northeast.  These rocks are poorly resistant to weathering and crop out sparingly beneath materials sloughed off the bold outcrops of Tertiary volcanic rocks along Linares Canyon and at Piedras.  The volcaniclastic portion of the Chilitos Fm. in Juanicipio consists dominantly of coarse volcanic sandstone (volarenites) to pebble conglomerates with tuffaceous andesitic matrix.  Rock fragments are dominated by andesite porphyry with prominent blocky feldspar phenocrysts.

The uppermost surface of the Chilitos is an irregular unconformity, locally marked by deep weathering and paleo-calcrete.  This surface is buried by Tertiary volcaniclastic paleo-alluvium, surface debris, and a variety of tuffs welded and unwelded.  Where alteration is strong, especially beneath the pervasively silicified Tertiary welded tuffs (sinter) distinguishing the contact between altered Chilitos volcaniclastic sandstones and Tertiary volcaniclastic sandstones is very difficult.

Mid-Tertiary Igneous Rocks

The mid-Tertiary at Juanicipio is characterized by two principal groups of rhyolite-dominant volcanic units (separated by an unconformity), a basalt, and at least four intrusive phases.  Rocks older than 29 Ma. are widely altered throughout the map area and Fresnillo District, with younger units being fresh. Fresnillo District mineralization has been age-dated at between 28 and 32 Ma.

Linares Volcanics

The lower volcanic package, referred as the Linares Volcanics, consists of volcaniclastic sediments, welded and non-welded crystal and lithic tuffs, flow breccias, and rhyolite flow domes.  The basal Linares is composed of 5-20 m. of epiclastic volarenites and arkoses that rest unconformably on the Chilitos formation.  As mentioned above, where altered, these two units are very difficult to distinguish.  These basal volcaniclastics are commonly pervasively flooded with iron-oxides, and they have a characteristic rust-red color.

The basal volcaniclastics are overlain by a prominent 20 – 100 m. thick variably welded composite ash-flow tuff unit that ranges in composition from rhyodacite to rhyolite.  These tuffs locally show strong eutaxitic foliation and elsewhere flow brecciation is common.  Foliation-parallel breaks are common suggesting that these are not intra-caldera facies, at least not in the detailed map area.  Several curvilinear features, followed by major drainages, are visible in the satellite images outside of the detailed map area and these are interpreted as being ring-fracture zones of source calderas to the Linares Volcanics.  This unit is the principal host for the pervasive silicification referred to as "sinter".  Rocks seen in rapid visits to outcrops in the Fresnillo District and described as part of the "Fresnillo formation" are very similar to this unit and are tentatively considered correlative.

The ash-flow section is overlain by a coarse volarenite that is well bedded and locally shows low-amplitude cross-bedding.  These are in turn overlain by another 100 – 150 m. of welded ash-flow tuffs, which typically are much less pervasively silicified than the lower ash-flow unit.  Fracture-controlled silicification locally extends from the pervasively altered units into these overlying rocks.

Several large rhyolite flow domes lie in the central northern area, between Linares Canyon and the Cesantoni Kaolinite Mine.  These are nearly aphanitic to sparsely porphyritic, flow banded and locally vesicular or auto-brecciated bodies, locally with black to gray-green marginal vitrophyres.  Flow banding is highly variable, but dominantly N-S.   These domes cut the lower ash-flows and are locally cut by structures along which bleaching, argillization and devitrification are concentrated.

Distribution and welding patterns, combined with a well-developed circular feature southwest of Valdecañas, strongly suggest that the source caldera for these welded ash-flow tuffs is located in this area.  The rhyolite flow-domes are probably contemporaneous with resurgence of this caldera and may reflect the presence of a large intrusive body at shallow depth.

The Linares volcanics section is block-faulted along NNW-trending faults, with dips generally to the west or southwest at 15 - 50o.  Local dip reversals are known.  Much of this faulting appears to have occurred prior to silicification, as the silicification level remains constant across a number of sharply displaced blocks.

There is a marked similarity between the stratigraphy of the silicified Linares Volcanics within Juanicipio and unsilicified volcanic rocks on Mesa San Albino, 3 km. north of Presa Linares.

Altamira Volcanics

The upper volcanic package is referred to as the Altamira Volcanics based on the thick section exposed in Cerro Altamira, the tallest peak in Juanicipio.  The Altamira Volcanics horizontally overlie the tilted Linares Volcanics with a pronounced angular unconformity.  The basal Altamira Volcanics consist of 20 – 50 m. of well-bedded volcaniclastic sediments composed of coarse volarenites to conglomerates.  The most basal conglomerates contain abundant fragments of silicified Linares Volcanics indicating a significant time gap between them.  Ma. age dates from welded ash-flow tuffs higher in the Altamira Volcanic sequence bears this out.

The basal bedded volcaniclastic rocks are overlain by a 20 – 350 m. thick section dominated by welded rhyolite to rhyodacite ash-flow tuffs.   There are 3 to 5 major cooling units in these rocks and there are a number of circular features identifiable in satellite images, suggesting a series of overlapping resurgent calderas.  As these rocks are post-alteration, little time was spent mapping them other than to approximate the major caldera breaks.  Deep canyons cut into them show Linares Volcanics underlie them virtually throughout the area.

Upper Tertiary Basalts

Fresh olivine basalt flows locally cap the Altamira Volcanics and also occur widely throughout the plains between Fresnillo and Juanicipio, although they crop out sparingly.

Structure

Regional Scale

Satellite image analyses show that the Sierra Valdecañas is a topographically high block that lies at the intersection of several major NW and NE structures, and is marked by several circular features interpreted as calderas.  The most notable structure in the region is the NW-trending dextral strike-slip "Fresnillo Fault" which cuts through the middle of the Fresnillo District and can be traced for over 200 km.  This is paralleled to the southwest by the San Acacio-Zacatecas fault that lies along the northeast limit of Juanicipio and appears to coincide with the major belt of silicification in Juanicipio.

Juanicipio Area Structure

Juanicipio is dominated by major N20W-N20E ("N-S" for simplicity), N50-70W, and minor N40-50E structures.  The N-S structures appear to be oldest and cut the area into elongate parallel blocks.  The easternmost N-S block dips steeply west towards Linares Canyon, the block west of Linares Canyon dips less steeply west, the central area is almost horizontal, while the westernmost block dips east. The largest of these "N-S" structures controls the location of Linares Canyon and may be related to alteration.  Linares Canyon is lined with a series of small to large (>200 m. long) slide blocks of silicified ash-flow tuff that appear to have skidded along their contact with underlying altered Chilitos Fm.  The number and size of these blocks suggests that they are not simply related to erosion of Linares Canyon, but are likely related to late extensional opening along this fault.  This would be consistent with regional late Tertiary extension.  The western edge of the westernmost block is intruded by a N-S alignment of rhyolite flow domes cut by a strong kaolinite-bearing N-S structural zone (Cesantoni Kaolinite Mine).  The data indicate that several of these N20W-N20E structures had multiple episodes of activity.

The area of principal exploration interest is dominated by a series of very strong and continuous N50-70 structures, which are parallel to the San Acacio and Fresnillo Fault Zones described above.  These faults dip S and N and most are high angle (60o - 90o).  A few dip as shallowly as 35o.  These structures are typically composite fault zones comprising several individual strands over widths of up to 150 m.  These fault zones are marked by brecciation, evidence for multi-stage movements, strong silicification, iron-oxide flooding, and local pyritization, kaolinite and alunite.  Most are traceable for 500 – 3000 m. with little difficulty and many have been prospected.  These fault zones clearly cut across the zones of massive silicification, but locally coincide with zones of thickest silicification, suggesting they acted as feeders for silicification prior to being reactivated for later iron-oxide and subsequent silicification.

From a mineralization standpoint, these N50-70W structures show the strongest alteration and mineralization effects and locally show anomalous geochemistry.  They are parallel to many mineralized structures in the Fresnillo District.  The fact that many of these structures are broad, multi-strand structural zones suggests that these may be near surface "horse tailing" zones that may coalesce into a master structure at depth.  Similar features are noted in many epithermal vein systems including Fresnillo.  These structures are the principal exploration targets.

From a mechanistic exploration standpoint, the most important structure may be the N45W (75SW)-trending range-bounding Valdecañas Fault inferred to lie along the northeastern limit of the Sierra Valdecañas.  The Valdecañas Fault is nowhere exposed, but shows up very clearly on the NSAMT survey as a strong conductor.  Several NW-trending faults are locally exposed along the largely talus-covered slope just uphill from the inferred position of the Valdecañas Fault and these dip steeply to the SW.  If these are parallel to the Valdecañas Fault, it suggests that the Sierra Valdecañas is dropped down relative to the Fresnillo District.

Deposit Types

Regional Deposit Types

Epithermal Veins

The region contains a number of different base and precious metal ore deposit types including: Epithermal veins (Fresnillo, Zacatecas, Pachuca, Guanajuato), Carbonate Replacement Deposits (CRDs), Volcanogenic Massive Sulphides (VMS), Sedex, and Stockwork deposits.  The syngenetic VMS and Sedex deposits occur in the Jurassic to lower Cretaceous marine island-arc, active at the same time carbonate deposition was occurring farther to the east.  The other deposit types of the region are epigenetic and distinctly younger than the VMS.  In these, mineralization occurs in structures created during Laramide compression. Altered and/or mineralized Tertiary volcanic and intrusive rocks are found in all districts.  Regionally, mineralization apparently occurred contemporaneously with magmatism during a restricted period 45 to 28 Ma. ago.

Fresnillo District

The Fresnillo District currently produces over 10% of the world's silver from a series of high-grade epithermal veins and the Juanicipio target essentially boils down to seeking the continuation of these veins beyond the current mining area.   Because Fresnillo's importance has made it the subject of many exploration and academic studies, there are abundant data for comparison and exploration modeling.

Mineralization and Alteration

Fresnillo District Mineralization

Three ore types have been recognized in the Fresnillo District: (1) "oxide ores" which are ores rich in silver; (2) "Light Sulphide Mineralization" (LSM) which are ores rich in acanthite and ruby silvers (the highest grade “Santo Nino” type ores and the focus of current mining and exploration); and (3) "Heavy Sulphide Mineralization" (HSM), which are ores rich in argentiferous galena, sphalerite and pyrite (massive sulphide ores exhausted by the mid-1970s).

Fresnillo District mineralization can be divided into four zones relative to Cerro Proaño; the prominent hill that rises above the surrounding plain and is the discovery outcrop for the districts' oxide ores.  They are:

1.

The Fortuna Zone, which lies to the northwest and consisting of skarn and massive sulphide mantos (heavy sulphide mineralization), and some NW-trending veins: all in the lower graywacke and closely related to the quartz-monzonite stock.

2.

Plateros, lying to the northeast and consisting of moderate-grade NW-trending light sulphide mineralization veins hosted in the Fortuna Limestone and spatially related to a quartz monzonite body.

3.

Cerro Proaño Zone, where mineralization consists dominantly of NW-trending light sulphide mineralization veins with some mantos, mostly hosted in the upper graywacke.  Where the veins extend into the rhyolites they form a stockwork of low-grade (80 g/T Ag) open-pittable mineralization.

4.

Santo Niño Zone, which lies to the southeast, where mineralization occurs exclusively as very silver-rich blind light sulphide mineralization veins ranging from WSW through E-W to WNW.  Recently, it has been shown that the Santo Niño Zone is much more extensive than previously thought and continues to the south, west and northwest for at least 5 km.

The economically most important ore bodies are the blind veins of the Santo Niño-style that characteristically top out along a zone ranging from 180 – 250 m. below the surface with the top of each vein being near-horizontal.  The veins swell rapidly from 20 cm. calcite veins above the top-out to 2 m. of high-grade mineralization 30 m. below.  The overall high-grade zone is 280 – 340 m. high and can be continuous for nearly 2.5 km.  The veins persist to greater depths (>600 m.), but become poorer in Ag and relatively richer in Pb, Zn Cu and Au, none of which are considered worth mining given the abundant high-grade Ag reserves.  In the centre part of the district, the high-grade zone lies almost exclusively in the lower graywacke but to the E and SE the dip of the sediments causes the tops to occur in the upper graywacke, Chilitos andesite, and the conglomerates.  The veins hold their thicknesses well in all but the conglomerate, where they thin radically.  It has been noted that the mineralization is strongest in the most pelitic parts of the section. There are 4 major vein sets in the area ranging from 1 – 10 m. wide (average 1 – 2 m.) with numerous branches and cross-veins.  Major mantos connect between some of the veins in the northwest area.  The major vein sets trend N20-30W; N45W; N90E; N75E; and N70W:  most dip 60 - 80 NE or SW, flattening towards the NE or SW; some are vertical.

There are distinct metallogenic, timing, temperature/pressure, and alteration differences between the "heavy sulphide mineralization" (HSM: Pb, Zn, Ag, As) and the "light sulphide mineralization" (LSM) (Ag, Au, Sb, Hg, Pb, Zn).  The HSM is paragenetically earlier, occurs over 1000m vertically (reaches the surface), is associated with skarn and the quartz monzonite intrusions and formed at high temperatures (250 - 330 oC) under non-boiling, lithostatic conditions.  Alteration associated with this stage is widespread silicification, calcite, and illite, plus or minus chlorite, pyrite and adularia: interpreted as forming from the widespread presence of near-neutral pH chloride waters.  Geochemical response from this alteration stage includes Pb, Zn and Cu with weak Ag and As.  The LSM is paragenetically later, occurs over 350 m. vertically (topping out about 200 m. below the modern surface and zoning into base metal dominant mineralization below 550 m.), lies distal to the HSM and formed at lower temperatures (190 - 250 oC) under boiling, hydrostatic conditions.  Alteration associated with this stage is strongly limited to LSM-hosting structures and consists of kaolinite, plus or minus alunite or natroalunite: interpreted as forming from acid-sulphate steam-heated condensates formed above the then water table.  Geochemical response from this alteration stage is very weak and dominated by Zn, As, and Hg with low to negligible Ag, Pb and Au.  In some places both HSM and LSM occur in the same structures, but always with LSM cross-cutting the HSM.

Manganese-Oxide Veins

A series of very strong, N75W to nearly E-W manganese oxide veins lies just off the northwest corner of Juanicipio, just south of the Cesantoni kaolinite pits.  Writing etched in concrete sorting pads (12/16/50) indicates activity during the late 1940s to early 1950s, a time when Mexico was a major producer of high-grade manganese.  These veins are dissimilar to the regions hard psilomelane rich "Volcanogenic Manganese Veins" in that they carry anomalous metals in addition to Mn.  They may be related to Fresnillo-style mineralization, perhaps as distal manifestations.

Kaolinite

Kaolinite has been mined just outside Juanicipio Property.  These are relatively clean, ceramic grade kaolinite produced to feed the Cesantoni plant 35 m. to the south.  Numerous small prospect pits of kaolinite occur within Juanicipio, but none were produced.

Miscellaneous Prospects

Numerous small prospect pits have been found within Juanicipio.  Most were probably related to exploration for Fresnillo-type mineralization, testing massive red iron-oxides and strong pyritic alteration.  The pyritization is characterized by laterally continuous fine-grained dispersions around low and high-angle post-sinter faults, commonly with brecciation.  Most are anomalous in Hg and As with Zn, Ag and Au being locally elevated.

Alteration

Silicification (Sinter or Jasperoid)

The most pronounced alteration at Juanicipio is widespread pervasive silicification.  The strongest area lies along the northeastern corner of Juanicipio and shows up as a strong color anomaly on satellite images (due to associated argillization) running from south of the Piedras Kaolinite (Hg) mines to northwest of Presa de Linares.  The second strongest zone lies just north of the northwest corner of Juanicipio, in the area surrounding the Cesantoni kaolinite mines.

These silicified zones consist of central zones of pervasive silicification along major structures and laterally diminishing flooding of certain densely welded ash-flow tuff units of the Linares volcanics.  The silicification zone is roughly horizontal and cuts across dipping beds.  Volcaniclastic units above, below, and occasionally between, pervasively affected beds are flooded with iron-oxides and have a cellular "clinkery" silicification, but can only be considered weakly to moderately silicified except along structures where silicification may be locally strong.  Where pervasive, the silicification can range from chalcedonic and glassy, to very fine-grained, to sugary, to drusy.  Along fractures and breccias, it is commonly botryoidal chalcedony, locally with euhedral quartz druses to 1 cm. thick.  Brecciation and resilicification are common mega-textures in this material.  The base of a silicified bed is often marked by a cellular or ropy open textured silicification with brick-red iron oxides that can be geochemically anomalous.

Similar silicification is reported as occurring along structures in the upper parts of the Fresnillo Mine and is interpreted as hot springs sinter deposited in a very near surface environment from near neutral chloride waters associated with the Heavy Sulphide Mineralization stage at Fresnillo.

Specularite

The sinter is widely brecciated and cut by younger structures carrying a distinctive purplish fine-grained dissemination of specular hematite.  This is a widespread alteration type and commonly outlines major through- going structures cutting the sinter.  In some places, it is converted to earthy red-brown hematite or goethite.  Samples of this material are locally geochemically anomalous, but not consistently.

Iron-oxide Flooding

In many places, the rocks underlying the sinter are flooded with bright red, iron-oxides.  These are fed by vertical structures and locally extend laterally as mantos along permeable beds.   These zones host the strongest Hg, As, Zn and Cu anomalies in Sunshine sampling results.

Kaolinite

Structurally-controlled kaolinite is very well developed in several areas within and around the fringes of Juanicipio.  The kaolinite is developed as an alteration of rhyolite tuffs and flow domes in the Linares volcanics.  In most places, it is a creamy white material, locally with iron-oxide staining.

Kaolinite is reported as one of the major alteration styles associated with the upper portions of the Santo Niño-style vein LSM in the Fresnillo district.  The presence of this along structures roughly parallel to the major veins, and cutting the sinter, strongly indicate that the Juanicipio kaolinite is analogous to that in the district and should be considered an important exploration guide.  Geochemically anomalous silicification cutting kaolinite bolsters this interpretation.

Alunite

Alunite and natroalunite are reported as diagnostic alteration products along the upper reaches of Santo Niño-style veins in the Fresnillo District associated locally with the kaolinite.

Post-sinter veinlets of fine-grained silica replacing an earlier fibrous mineral occur in several places in the northeastern corner of Juanicipio map area.  At one place, a zone of intersecting N45W and N50E structures is laced with these veinlets over an area 15 m. square.  A strong resemblance to alunite has been noted and interpreted as silicified alunite veins.  These veins are locally associated with very strong iron-oxide flooding that is anomalous in Bi and As and Cu.  These veinlets are commonly associated with the strongest structures in areas of considerable prospecting and limited drilling.

Exploration

Recent District Exploration Activity by Peñoles S.A.

Much of the Fresnillo district, except for Cerro Proaño, is covered with alluvium and the Santo Nino style veins pinch out 180 – 220 m. below the surface.  This has necessitated blind exploration and resulted in a biased perception of the limits of the system. The San Carlos discovery, coupled with discovery of numerous parallel veins and zoning patterns contrary to the "conventional wisdom" regarding the district, have caused recognition that the overall system is very much larger than previously appreciated and has caused many areas previously regarded as "outside the limits" of the district to become prospective.  It is suggested that the Fresnillo system might extend to the west into Juanicipio and several altered areas along structural intersections in Juanicipio have been identified.

Exploration by Sunshine

Data Acquisition and Geologic Mapping

Sunshine began its exploration with a comprehensive literature search and data acquisition phase.  The resulting data were compiled into Resource Science Inc’s Azteca © MapInfo© based GIS package with processed Landsat Imagery, infrastructure, sampled topography, regional geochemical and regional geophysical data from the Consejo de Recursos Minerales (COREMI).  This was followed by 3 weeks of reconnaissance geologic mapping of the entire Sierra Valdecañas at 1:50,000 to identify areas of maximum exploration interest.

A subsequent 3 weeks was spent mapping an area approximately 6 by 7 km. covering the northeastern corner of the range at 1:5,000.  This mapping was focused on the area closest to the Fresnillo Mine, where maximum silicification, structural density, and kaolinite alteration had been observed in the reconnaissance phase.  This included mapping the flanks of the range, outside of the claim boundaries, reaching to the alluvium-covered plains.  Sampling accompanied both mapping stages.

Geochemistry

Rock chip outcrop and selected prospect dump geochemical samples have been taken throughout Juanicipio, with limited surface and underground sampling from the Fresnillo District for comparison. All samples were prepared and assayed by conventional AA and multi-element ICP geochemical techniques at ALS-Chemex Laboratories of Vancouver, British Columbia.

Mineralized and altered structures, dumps, and outcrops were sampled throughout the map area on a reconnaissance basis.  There was no systematic sampling attempted, but the major structures were sampled repeatedly over several kilometres of lateral extent. Given the small number of samples, and the mixture of materials sampled, it is difficult to draw firm conclusions from the geochemistry beyond saying that certain structures and alteration and mineralization types appear to have distinctive enough responses that a systematic sampling program could be warranted before full-scale drilling commences.

Following is a summary of the results of Sunshine’s sampling:

Element (range: low anomaly; high anomaly; very anomalous)

Gold: (>40 ppb; >80 ppb; >1 ppm) Strongest in N60-70W structures with silicification, pyrite, specularite and kaolinite.  The highest samples are from the structural zone that corresponds to the strongest NSAMT anomaly.

Silver: (>0.15 ppm; >0.50 ppm; > 1 ppm) All anomalies associated with strong silicification on dominantly NW structures.  Pyrite, specularite and strong iron-oxides are common associates.  Kaolinite is present in two.  Correlation with high Au and As in sample from major structure corresponding to NSAMT anomaly (see gold).

Lead: (>20 ppm; >50 ppm; none) Overall weak response, but where appreciable associated with NW silicified structures and iron-oxides.

Zinc: (>30 ppm; >100 ppm; >300 ppm) Virtually all anomalies associated with strong silicification on NW structures.  Many associated with pyrite or hematite.  Best sample is from gossanous material cutting Chilitos formation in bottom on Linares Canyon along major N70W structure with strong NSAMT signature.

Copper: (>10; >20; >100 ppm) Generally weak, but associated with NW-trending, silicified, pyritic, and goethitic structures.  Best sample is from gossanous material cutting Chilitos formation in bottom on Linares Canyon along major N70W structure with strong NSAMT signature (see zinc).

Iron: Generally high, qualitatively shows areas of most ferruginous material and pervasive oxidation.  Commonly associated with NW structures, especially after pyrite.  Where highly correlated with S, indicates mineralization is dominantly pyritic.

Antimony: (>10 ppm; >20 ppm; none)  Nowhere very strong, but generally associated with iron oxides (goethite and specularite) on NW structures, and not with strong silicification. Occurs locally in basal zone of sinter.

Arsenic: (>50 ppm; >100 ppm; >500 ppm) Persistently anomalous, with strong association with NW silicified and iron-oxide rich structures.  Some association with kaolinite and alunite.  Strongest values in iron-oxides from beneath sinter along major structural zones with strong NSAMT signature.

Mercury: (>5 ppm; >10 ppm; >100 ppm) Mercury is probably the most consistently anomalous element throughout the area.  Mercury is very strong along N50-70W trending faults throughout the detailed map area.  Mercury is associated with kaolinization, alunite and pyritization, but appears most consistently associated with specific structures. The highest values are associated with Target #4, a kaolinite-rich structure, and Target #3 an iron-oxide, pyrite, and alunite-bearing, 3.5 km. long structure.

Bismuth: (>1 ppm; >3 ppm; >6 ppm) Nowhere very strong, but highest values concentrated along 2.5 km. long major NW-trending structure that cuts from alunite-iron-oxide pits on eastern limit of Juanicipio to north-central flow dome area.  Most values lie west of Linares Canyon.

Geophysics

Natural Source Audio Magneto Tellurics (NSAMT) was run along approximately 8 km. of line across the northeast corner of Juanicipio.  Sunshine selected NSAMT because of its ability to: discriminate horizontal and vertical discontinuities (stratigraphic breaks and structures); measure resistivity contrasts across these breaks; penetrate to depths of >1 km. with minimal loss of resolution; favourable experiences elsewhere using AMT for vein exploration; high sun-spot activity giving strong NS signal; recent improvements in NSAMT technology; high flexibility in line orientation; and low cost.

The longest line (Line 1) was run up the axis of Linares Canyon.  This was done to: cut the major mapped NW-trending structures at a high angle; take readings below the 100 m. thick sinter body; and ease line layout across a large area.  Line 2 was run along the top of the ridge paralleling Line 1. This was done to offset the same major structures at the same angle; determine if the method worked well on the sinter; and determine that, if the ridges could be used, were they easier routes from a layout and production perspective.   Line 3 was run perpendicular to Line 1 to ascertain if there is a strong structural control on Linares Canyon.

The results correlate well with surface geology and reinforce the surface mapping indicated drill targets.  Major features are:

1.

Linares Canyon is controlled by a major N20-30W-trending structure.  This may have been the principal feeder, or one of several parallel feeders, for the sinter.  Line 3 shows the resistivity contrast between the two sides of the canyon very clearly.

2.

The mapped N50-70W structures that cut the area Canyon show up very clearly and persist to depth.  Several have very strong conductors associated with them at depth.  These reportedly look very similar to conductors associated with the productive veins in the Fresnillo District.  The presence of these conductors associated with only some structures suggests an important drilling target parameter.

3.

There is a strong resistivity contrast between the sinter (highly resistive) and the underlying unsilicified Linares Volcanics and Chilitos formations on Line 2. This shows the sinter very clearly, and structural breaks in the sinter show up strongly.

4.

The range-bounding Valdecañas Fault shows up very strongly at the town of Presa Linares.

Environmental Surveys

The only environmental surveys done on the Juanicipio Property are those required for drill permitting.  These surveys involve preparing inventories of floral and faunal species and assessments of the impact of road building for drilling.  Drilling permits were granted to Sunshine by SEMARNAT on the basis of these studies.  The permits are being regenerated in the name of Lagartos.

The only surface disturbances on the Juanicipio are small prospect pits from which there has been no production.  Reconnaissance coverage indicates that there are no inherited environmental liabilities from these disturbances.

Drilling

No drilling has been done within Juanicipio proper.  However, the six initial targets discussed below were permitted and remain to be drilled.  These permits are being regenerated in the name of Lagartos.

Peñoles S.A. have performed extensive drill programs to the east and north of the northeastern corner of the Juanicipio Property.  The most important of these have tracked the San Carlos vein just north of the northeastern corner of Juanicipio.

Sampling, Analysis and Security

Rock chip and dump samples of altered and mineralized materials were taken throughout Sunshine’s reconnaissance and detailed mapping phases.  Field samples were located with GPS, plotted on field sheets, bagged and tagged for shipping.  Daily accumulations of samples were transported to the field office and stored under lock and key.  The samples also include two high-grade ore samples and several surface samples from the Fresnillo Mine for comparison.  A total of 119 samples were taken.  The work was done to industry standards.

Samples were picked up on site by Chemex representatives and transported to their Guadalajara preparation facility.  Chemex prepared the samples by crushing, homogenizing, splitting, grinding, homogenizing, and final splitting for analytical pulps.  Pulps were flown to Vancouver, British Columbia for analysis first by 32 element ICP, then AA for silver and gold.

Bulk rejects and assay pulps were discarded by the request of Sunshine.

Analytical results from Chemex were downloaded as Excel spreadsheets and reviewed for quality and coherence.  No clerical errors were found in laboratory reporting. The following table compares check samples with the original sample.  The J samples were taken from the same outcrops that had previously been sampled.  The second sample shows the comparison.

Sample #	Au ppb	Ag ppm	Pb ppm	Zn ppm	Cu ppm	Fe %	Sb ppm	As ppm	Hg ppm	Bi ppm
J-1	210	0.31	6.8	2	5.6	9.13	9.15	370	0.38	0.06
ZS-82	1,000	1.17	3	<2	3	6.5	5.6	169	0.6	0.03
J-2	16	0.41	7.6	62	6.2	1.79	0.50	21.9	0.94	<0.01
ZS-12	17	0.85	8	48	5	2	0.65	22.3	60	<0.01
J-3	1	0.05	3.0	4	1.8	12.75	0.70	31.9	1.18	0.03
ZS-15	<1	0.13	5	6	3	>15	0.65	27	7.3	0.05
J-4	37	0.05	6.2	604	8.2	2.44	7.95	88.2	7.12	<0.01
ZS-83	89	0.05	8.2	92	9.4	2.39	7.85	91.9	24.7	0.02

Mineral Resources and Mineral Reserves

The Juanicipio Property remains at an early exploration stage.  No data has yet been generated from which to estimate resources and reserves.

Interpretation and Conclusions

The geology, structure, geochemistry and geophysics at Juanicipio are similar enough to Fresnillo that exploration models from Fresnillo can be readily applied to Juanicipio to generate high quality, potentially high-grade, drilling targets.  The results of the initial mapping, geochemistry and geophysics include the following favourable comparisons:

1.

Similar structural environment with both parallel structures and structures aligned with drilled structures in the Fresnillo District.  An important corollary to this is the extreme lateral continuity of Fresnillo veins, suggesting that mineralization may extend much farther from the historic mining centre than previously thought.

2.

A two-stage alteration history with early massive silicification cut by a later iron-oxide, pyrite, kaolinite and alunite stage.  This is directly analogous to that seen in Fresnillo.

3.

Similar surface geochemistry.  This is significant evidence because the Fresnillo District has such a subdued geochemical signature.  However, the metals that are anomalous in Fresnillo are anomalous in Juanicipio in the same amounts and proportions.  It is worth noting that the geochemical characterization of Fresnillo proper is based on thousands of samples, versus about 100 from Juanicipio.

4.

Strong NSAMT response for the major structures shows persistence to depth and reportedly very similar conductivity patterns to those from Fresnillo.

5.

The major geologic, geochemical and geophysical features coincide:  It is the late N50-70W structures that have the pyrite, kaolinite, and alunite alteration, geochemical anomalies, and NSAMT responses.

Significance of Silicification (Sinter)

The most important difference between the two areas is that there is much more silicification at Juanicipio than Fresnillo and similar silicification extends regionally for many kilometres away from Fresnillo.  There are several possible explanations for this:

1.

The sinter is not directly related to Fresnillo mineralization.  This would require that within a very few million years the Fresnillo region was subjected to first a world-class silicification event and then a world-class mineralizing event.  It is more likely that these are products of a single major event.

2.

The sinter was once as extensive over the Fresnillo District, but has since been eroded off.  Initially this seems unreasonable given the resistant nature of the sinter.  However, the Recent conglomerates and alluvium east of the district (down stream) contain a very high percentage of sinter fragments.  There is a well-established drainage divide between Fresnillo and Juanicipio so it is more likely that these sinter fragments came from Fresnillo than Juanicipio.

3.

The silicification was not uniformly developed over the system and it may have been zoned vertically or horizontally relative to the mineralization centre.  A corollary to this is that the sinter may have formed as a shell around mineralization and the Juanicipio sinter is preserved on the flanks of the shell whereas it has been eroded off the apex.

4.

The Valdecañas Fault, which probably dips southwest, has dropped Juanicipio down relative to Fresnillo.  In this case, the sinter above Fresnillo would have been topographically higher and exposed to erosion sooner and longer than Juanicipio.  If true, this indicates that the depth to the "top-out" of Santo Niño-style veins is greater than that at Fresnillo, even factoring in the effect of being topographically higher.

Depth to “Top-Out” in Juanicipio

Two geological possibilities exist in that either Juanicipio is dropped down relative to Fresnillo along the Valdecañas Fault; or that it is not and the paleosurface dips down towards Juanicipio from Fresnillo as discussed above.  Geological mapping better supports the former interpretation, although it makes little difference in terms of depth to "top-out".

The Santo Niño-style veins "top-out" at 2,000 m. elevation, about 200 m. below the current surface, which lies at 2,200 m.  This places the "top-out" at about 500 m. below the inferred paleosurface at HSM time.  Taking the Juanicipio sinter as reflecting the same HSM time paleosurface, the base of the Juanicipio sinter lies at 2,300 m., so the "top-out" should lie at about 1,700 m. elevation.  This is clearly a very rough estimate and that an error of 100 m. or more either way should be expected.

This target depth is about 500 m. below the 2,300 m. elevation base of the canyon, so depth to target in steeply inclined drill holes will be >575 m.  These depths of drilling are clearly expensive, and steeply dipping holes may miss steeply dipping targets.  A tactic exists of drilling shallow holes (45o) first to locate structure, and then drilling more steeply to hit the deep target with increased accuracy and confidence.  This results in somewhat higher drilling costs, but has the added benefit of locating unanticipated veins that dip parallel, or contrary, to the veins they are targeting.  At Juanicipio, a similar tactic could be employed for similar reasons, with the additional justification that the shallow holes would help locate the master structure below the inferred "horsetailing" zone and allow more precise location and dip determination for the deep targets.

Recommendations

Drill Targets

The following six major target structures have been identified as warranting drilling in a Phase I program, based upon their orientation, alteration history, geochemistry and geophysics:

Fe Oxide Pit Structure

This structure is one of the major structures in the Juanicipio property. It is a major N70W structural zone that extends over 3 km. across the Juanicipio Property from prominent Fe-oxide pits with alunite just east of Juanicipio border, to 1.5 km. west of the Canyon.  This structure has very strong alteration, good geochemistry and corresponds to strong NSAMT feature.

Zonge Structure "A"

It is a major N70W structural zone that nicks the NE corner of Juanicipio and runs up to a few hundred meters north of the boundary west of this.  It has strong alteration and geochemistry and the strongest NSAMT conductivity signature.  A 2D model indicates that this anomaly dips south.  The drill road to this target already exists.  Much will depend on the dip of the master structure and depth to the "top-out".  Strands in the zone dip from 70o to 85º S on surface, but may flatten as many of the Fresnillo veins do.  If it flattens to 65o quickly, the vein will enter Juanicipio along Linares Canyon at 450 – 500 m. depth.  If it does not flatten, there are still some 800 m. of strike length east of the canyon that are in, or will pass into, Juanicipio at reasonable depth.

Zonge Structure "B"

It is a strong N50W structural zone with numerous kaolinite pits, moderate geochemistry and a strong NSAMT response.  The structure has several parallel strands with strong alteration and multiple NSAMT breaks.  This structural zone is wide enough and attractive enough to warrant two overlapping set-ups.  It also has some strands that dip NE, so it may need to be tested with a SW oriented hole.

Zonge Structure "C"

It is a major N50W structural zone that cuts Linares Canyon in middle of large Chilitos exposure.  It has strong geochemistry in the Chilitos formation below the sinter, strong alteration, and a strong NSAMT signature.

South Target

It is a moderate structure that has alteration on surface, and a very strong NSAMT conductor that appears right at inferred top-out elevation.  It is between zones of colourful alteration that have weaker NSAMT responses.

Zonge Structure "D"

This is a strong N70W structural zone in the southern part of the detailed area with extensive brecciation and locally colourful Fe-oxide alteration.  It has spotty geochemistry and a strong NSAMT response.  It will be very difficult to get a road to test this target, so this target may be reserved for a Phase II drilling program, if warranted.

Drilling Program

The “top out” should lie at about a 1,750 m. elevation, about where strong conductors appear along structures on the NSAMT sections.  Problems in getting holes down to this depth may stem from the fact that this is a vertical distance of 500 – 600 m. below the surface and, in some places, the bottom of the canyon lies at 2,250 – 2,350 m. in elevation.  The structures are also steeply dipping.  As a result, it is not recommended to drill much more steeply than 65o or the chances of missing them increase unacceptably. This would result in drill holes of 700 - 750 m. in depth.  One way to improve targeting is to first drill shallow holes (45o) to locate structure, and then to drill more steeply to hit the deep target with increased accuracy and confidence.  This method has the added benefit of locating unanticipated veins that dip parallel, or contrary, to the target veins.   At Juanicipio, there is the additional justification that shallow holes would help locate the master structure below the inferred "horse tailing" zone and allow more precise location and dip determination for the deep targets.

The following are recommended to reduce exploration costs and risks:

(a)

collar the drill hole with reverse circulation drilling to the capacity of the equipment, probably about 300 m.  Drill core from this point down.  This will result in a substantial savings in drilling expenditures;

(b)

consider additional NSAMT work.  This method appears to have outlined structures with associated conductors quite well.  Additional lines, especially over stretches of structures with good geochemistry, might dramatically improve target concepts cheaply;

(c)

several of the major structures yield reconnaissance geochemical anomalies in several elements, so detailed geochemistry along them might allow locating the most favourable zones for containing ore shoots.  Keeping in mind that the ore shoots at Fresnillo range from a few hundred to 1,000's of meters long, structures can be tracked with confidence through Juanicipio for up to 3.5 km., a 50 m. sample spacing could yield good results quickly and relatively cheaply.

(d)

drill initial shallow angle holes (45o) to pinpoint structures and tighten definition of deep targets.

Recommended Work Program and Budget

Estimated depths to the top of the high-grade "Santo Niño" style mineralization, the most attractive target type, are on the order of 500 to 600 meters (Note that mining at these depths is undertaken routinely in this part of Mexico).  Given angle drilling, the total depths of these holes will average 750 m.  Testing the 6 proposed targets will require 4,500 m. of drilling at an estimated cost of $1,184,500.  Once the regenerated drilling permits are in place work can commence immediately.  The following Phase I exploration budget is proposed:

Item	Amount
Logistics: miscellaneous support expenses	$5,000
Geochemical study of structures	5,000
Drilling road work	40,000
Drilling and support for 4,500 meters of drilling @ $200 per m.	900,000(1)
Assaying	20,000
Environmental remediation and review	50,000
Final report	10,000
Sub-Total	$1,030,000
VAT (15%)	154,500
Total	$1,184,500(1)

EXHIBIT B

FINANCIAL STATEMENTS